UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Raises Outlook for Fourth Quarter 2010 and Fiscal Year 2011
     We, LDK Solar Co., Ltd., have provided an updated outlook for our fourth quarter 2010 and fiscal year 2011. For the fourth quarter 2010, we expect to report revenue in the range of $870 to $910 million, wafer shipments of 615 to 620 megawatts, or MW, module shipments of 160 to 165 MW, in-house polysilicon production of 1,900 to 1,910 metric tons, or MT, in-house cell production of 26 to 27 MW, and gross margin of 25.0% to 27.0%. Our prior guidance for the fourth quarter 2010 was revenue of $710 to $750 million, wafer shipments of 580 to 600 MW, module shipments of 120 to 130 MW, in-house polysilicon production of 1,700 to 1,900 MT, in-house cell production of 20 to 23 MW, and gross margin of 24.0% to 26.0%.
     For fiscal year 2011, we expect revenue in the range of $3.5 to $3.7 billion, wafer shipments of 2.7 to 2.9 gigawatts, or GW, module shipments of 800 to 900 MW, in-house polysilicon production of 10,000 to 11,000 MT, in-house cell production of 500 to 600 MW, and gross margin of 23.0% to 28.0%. Our prior guidance for fiscal year 2011 was revenue of $2.9 to $3.3 billion, wafer shipments of 2.5 to 2.8 GW, module shipments of 700 to 800 MW, in-house polysilicon production of 9,000 to 10,000 MT, in-house cell production of 400 to 500 MW, and gross margin of 22.0% to 28.0%.
     As of December 31, 2010, our cash balances, including pledged bank deposits, were approximately $700 million. The outlook for the fourth quarter 2010 and fiscal year 2011 is estimates. Results are subject to change based on further review by our management. Once the fourth quarter and fiscal year 2010 reporting date is finalized, we will issue a press release announcing the date and details of our fourth quarter and fiscal year 2010 conference call.
     Our press release issued on January 10, 2011 is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: January 10, 2011

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Raises Outlook for Fourth Quarter 2010 and Fiscal Year 2011
XINYU CITY, China and SUNNYVALE, Calif., January 10, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline solar wafers, today provided an updated outlook for its fourth quarter 2010 and fiscal year 2011.
For the fourth quarter of 2010, LDK Solar expects to report revenue in the range of $870 to $910 million, wafer shipments of 615 to 620 megawatts (MW), module shipments of 160 MW to 165 MW, in-house polysilicon production between 1,900 MT and 1,910 MT, in-house cell production between 26 MW and 27 MW, and gross margin between 25.0% and 27.0%. The Company’s prior guidance for the fourth quarter was revenue of $710 to $750 million, wafer shipments of 580 MW to 600 MW, and module shipments of 120 to 130 MW, in-house polysilicon production between 1,700 MT and 1,900 MT, in-house cell production between 20 MW and 23 MW, and gross margin between 24.0% and 26.0%.
For fiscal year 2011, LDK Solar expects revenue in the range of $3.5 to $3.7 billion, wafer shipments of 2.7 to 2.9 gigawatts (GW), module shipments of 800 MW to 900 MW, in-house polysilicon production of 10,000 MT and 11,000 MT, in-house cell production between 500 MW and 600 MW, and gross margin between 23.0% and 28.0%. The Company’s prior guidance for fiscal year 2011 was revenue of $2.9 to $3.3 billion, wafer shipments of 2.5 GW to 2.8 GW, and module shipments of 700 MW to 800 MW, in-house polysilicon production between 9,000 MT and 10,000 MT, in-house cell production between 400 MW and 500 MW, and gross margin between 22.0% and 28.0%.
As of December 31, 2010, cash balances, including pledged bank deposits, were approximately $700 million.
The outlook for the fourth quarter 2010 and fiscal year 2011 are estimates. Results are subject to change based on further review by management. Once the fourth quarter and fiscal year 2010 reporting date is finalized, LDK Solar will issue a press release announcing the date and details of its fourth quarter and fiscal year 2010 conference call.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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